SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                                  Seitel, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    816074405
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  May 25, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



------------------------------------                         -------------------
CUSIP No.       816074405                                    Page 2 of 7 Pages
------------------------------------                         -------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC  f/k/a  Third Point Management Company L.L.C.
            I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    6,688,100
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                6,688,100
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            6,688,100
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



------------------------------------                         -------------------
CUSIP No.       816074405                                    Page 3 of 7 Pages
------------------------------------                         -------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    6,688,100
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                6,688,100
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            6,688,100
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 1 amends the Schedule 13D filed on October 13, 2004 (together with this Amendment No. 1, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), and Daniel S. Loeb, an individual ("Mr. Loeb" and, together with the Management Company, the "Reporting Persons"). This Schedule 13D relates to the Common Stock, par value $.01 per share, of Seitel, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock.


Item 2.    Identity and Background.

     Items 2(a) through 2(c) of the Schedule 13D are hereby amended by deleting the entirety of the text and replacing it with the following, respectively:

     (a) This statement is filed by the Reporting Persons. Mr. Loeb is the Chief Executive Officer of the Management Company and controls the Management Company's business activities. The Management Company is organized as a limited liability company under the laws of the State of Delaware.

     (b) The address of the principal business and principal office of the Reporting Persons is 390 Park Avenue, New York, NY 10022.

     (c) The principal business of the Management Company is to serve as investment manager or adviser to the Funds. The principal business of Mr. Loeb is to act as the Chief Executive Officer of the Management Company.


Item 3.    Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

     The Funds expended an aggregate of approximately $2,409,888 of their own investment capital to acquire the 6,688,100 shares of Common Stock currently held by them (the "Shares"). In the case of the Funds, the Shares were acquired through open market purchases.

     The Funds effect purchases of securities primarily through margin accounts maintained for them with Bear, Stearns Securities Corp. (the "Prime Broker") which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.


Item 5.    Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

     (a) As of the date of this Schedule 13D, the Management Company beneficially owns 6,688,100 shares of Common Stock. The Management Company shares voting and dispositive power over such holdings with Mr. Loeb and with the Funds. Such shares represent 4.3% of the total 155,161,731 shares of Common Stock outstanding as of April 28, 2006, as reflected in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares.

     As of the date of this Schedule 13D, Mr. Loeb beneficially owns 6,688,100 shares of Common Stock, which represent 4.3% of the total outstanding shares.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 6,688,100 shares of Common Stock held by the Funds.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the shares of Common Stock during the past 60 days.

     All of the transactions set forth herein, except as may be otherwise indicated, were effected in open market purchases through the Prime Broker.

     Except as set forth above and on Schedule A, during the last 60 days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds which directly hold the shares of Common Stock reported herein, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

     (e) Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the total outstanding Common Stock as of May 22, 2006.

             [THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK.]

                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: May 30, 2006


                                        THIRD POINT LLC



                                        By: /s/ Daniel S. Loeb
                                            ------------------------------------
                                            Name:  Daniel S. Loeb
                                            Title: Chief Executive Officer



                                        /s/ Daniel S. Loeb
                                        ----------------------------------------
                                        Daniel S. Loeb




               [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13D
                          WITH RESPECT TO SEITEL, INC.]

                                   Schedule A
                                   ----------

                   (Transactions by the Funds in Common Stock
                            during the last 60 days)


      Date           Transaction            Shares              Price Per Share

---------------- -------------------- -------------------- ---------------------
    3/31/06              BUY                76,200                   3.2000
---------------- -------------------- -------------------- ---------------------
    3/31/06             SELL               (76,200)                  3.2000
---------------- -------------------- -------------------- ---------------------
     4/5/06             SELL               (100,000)                 3.5998
---------------- -------------------- -------------------- ---------------------
    4/28/06              BUY                39,400                   4.1900
---------------- -------------------- -------------------- ---------------------
    4/28/06             SELL               (39,400)                  4.1900
---------------- -------------------- -------------------- ---------------------
    5/19/06             SELL               (100,000)                 4.0384
---------------- -------------------- -------------------- ---------------------
    5/22/06             SELL               (16,900)                  3.9501
---------------- -------------------- -------------------- ---------------------
    5/22/06             SELL               (106,000)                 3.9095
---------------- -------------------- -------------------- ---------------------
    5/23/06             SELL               (134,000)                 4.0278
---------------- -------------------- -------------------- ---------------------
    5/24/06             SELL               (100,000)                 4.0000
---------------- -------------------- -------------------- ---------------------
    5/25/06             SELL               (200,000)                 4.0048
---------------- -------------------- -------------------- ---------------------
    5/25/06             SELL               (550,000)                 4.0000
---------------- -------------------- -------------------- ---------------------
    5/26/06             SELL                (5,000)                  4.0000
---------------- -------------------- -------------------- ---------------------